Exhibit 11.1

CODE OF ETHICS

FOR

WESTERN WIND ENERGY CORP.

AND

ITS WHOLLY OWNED SUBSIDIARIES

Although Western Wind Energy Corporation and its subsidiaries (“the Company”) expect all of their directors, officers and employees to act in accordance with the highest ethical standards in all aspects of their activities, to comply with all applicable laws, rules and regulations, to deter wrongdoing and to abide by this code of conduct.

This code is made effective in order to comply with Section 406 of the Sarbanes-Oxley Act of 2002, Securities Exchange Commission implementing regulations and the Toronto Stock Exchange and New York stock Exchange listing requirements.

Fair Dealings

Each director, officer and employee should endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees.  No director, officer or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

Professionals

Where directors, officers and/or employees are members of a recognized profession, such as lawyers or accountants, they will keep abreast of professional developments in the relevant field; perform duties in accordance with the recognized standards of that profession; and abide by any code of ethics adopted by the relevant professional associations.

Conflicts of Interest and Disclosures

A conflict of interest arises when we put our personal interests inn conflict with the interests fo the Company.  Directors, officers and employees should be conscientious and loyal in representing the Company and in using and conserving its resources.  They should report any personal interests or obligations which could conflict with the conscientious performance of their duties or create any suspicion or perception that decisions they make for the Company might be improperly influenced by their personal interests.

Directors, officers and employees are prohibited from (a) taking for themselves personally opportunities that are discovered through the use of Company property, information or position; (b) using Company property, information or position for personal gain; and (c) competing with the Company.  Directors, officers and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.  They should not accept gifts or favors that could compromise their loyalty.  In addition, except where credit is extended as part of the ordinary course of business of the Company, loans to, or guarantees of personal obligations of, employees, officers or directors are prohibited.

Directors, officers and employees should always report potential conflicts of interest to supervisors or to General Counsel.  Each such conflict of interest will be reviewed and a determination made whether, for the Company's protection, the parties involved should be requested to take action, as appropriate to the circumstances.

Directors should bring to the attention of and review with the Chair of the Corporate Governance Committee matters which they deem to constitute a conflict or the appearance of a conflict.  If the Chair determines a conflict could exist, the Chair shall refer the matter to the full committee for consideration.  If the committee determines a conflict exists, the matter shall be handled appropriately to eliminate the conflict, or shall be referred to the full Board to determine whether a waiver is appropriate.  Potential conflict situations involving the Chair of the Corporate Governance Committee shall be reviewed by the Chair with the full committee.

Protection of Company Assets

All employees should protect the Company's assets and ensure their efficient use.  Theft, carelessness and waste have a direct impact on the Company's profitability.  All Company assets should be used for legitimate business purposes.

Confidential Information

Proper management of confidential information by directors, officers and employees is very important to the Company.  Loyalty to the Company includes a commitment not to use or give to others trade secrets or confidential information belonging to the Company or belonging to others with whom the Company does business.  Confidential information includes any information not known to outsiders that has value to the Company or whose premature disclosure would help competitors or be harmful to the Company.  In addition, directors, officers and employees are prohibited from using or attempting to use "inside"  Company information for their own personal use, gain or advantage; or providing or "tipping" it to others.

Records

To maintain the integrity of our system of accounting and internal control, the Company's accounting and financial records must be valid, accurate and complete.  All transactions should be accurately and promptly recorded in the Company's books.  The Chief Executive Officer, the Chief Financial Officer and other senior financial officers of the Company shall foster practices and procedures which ensure compliance with all applicable laws and regulations, including Canada and United States securities laws, regarding full, fair, accurate, timely and understandable disclosures of Company information, and insider trading. The Chief Executive Officer, the Chief Financial Officer and other senior financial officers of the Company shall ensure that all public documents are prepared in accordance with those practices and procedures.

Waivers

Only the Board of Directors of the Company or each subsidiary may approve a waiver of the Code which affects executive officers or directors.  All such waivers must be disclosed promptly, as required by applicable laws and regulations.

Reporting Violations of this Code or Applicable Law

Confidentiality will be protected where necessary, and employees who report a suspected violation in good faith will be shielded from retaliation.  No employee will be discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against in the terms and conditions of employment, or otherwise, because of any lawful act done by an employee in the provision of information to superiors, or to appropriate government agencies, regarding conduct that the employee reasonably believes violates this Code or any applicable governmental laws, rules and regulations, or in assisting in an investigation of these types of violations. Employees can discuss any suspected violations with their supervisor or with the General Counsel.

Accountability for Adherence to the Code

Directors, officers and employees will be held accountable for adherence to this Code.  Violations of the Code will be subject to disciplinary action, including potential termination of employment, depending upon the particular circumstances involved.  Information regarding possible infringement of the Code by directors will be referred to the Chair of the Corporate Governance Committee for handling as appropriate to the circumstances.

In addition to this Code, other Company policies and procedures may apply to directors, officers and employees of the Company.  This Code of Ethics is not intended to supersede or amend such policies and procedures.